EXHIBIT 2
                                                                       ---------

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or about what action you should take, you should immediately seek personal advice from your stockbroker or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in WPP Group plc (the "Company") please hand this document and accompanying form of proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


--------------------------------------------------------------------------------



                                  WPP Group plc

      (Incorporated in England and Wales with registered number 01003653)



                       PROPOSED RENEWAL OF THE LEADERSHIP
                             EQUITY ACQUISITION PLAN




--------------------------------------------------------------------------------
Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 4 to 10 of this document and which recommends that you vote in favour of the resolution to be proposed at the extraordinary general meeting referred to below.

Notice of an extraordinary general meeting of the Company to be held at The Savoy Hotel, The Strand, London WC2 at 11.30 a.m. on 7 April 2004 is set out at the end of this document.

A form of proxy for use at the extraordinary general meeting is enclosed. To be valid, forms of proxy should be completed, signed and returned in accordance with the instructions printed thereon so as to be received by the Company's registrars Computershare Investor Services PLC, P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible, but in any event, so as to be received by not later than 11.30 a.m. on 5 April 2004, 48 hours before the meeting. Completion of a form of proxy will not preclude you from attending the meeting and voting at the meeting instead of your proxy if you wish to do so.

                                    CONTENTS

                                                                         Page No
EXPECTED TIMETABLE OF EVENTS                                                   2

DEFINITIONS                                                                    3

PART 1  Letter from the Chairman of the Company to share owners                4

PART 2  Summary of the principal terms of the renewed leadership equity
        acquisition plan                                                      11

APPENDIX        Notice of Extraordinary General Meeting                       16

                          EXPECTED TIMETABLE OF EVENTS

                                                                            Date
Posting of this document                                           22 March 2004

Latest time and date for receipt of Forms of Proxy for the
Extraordinary General Meeting                            11.30 a.m. 5 April 2004

Extraordinary General Meeting                            11.30 a.m. 7 April 2004

                                   DEFINITIONS

The following definitions apply throughout this document unless otherwise stated or the context otherwise requires:

"ADRs" American Depository Receipt in the Company representing for the time being, 5 ordinary shares in the capital of the Company deposited with Citibank NA as depository under the Amended and Restated Deposit Agreement between the Company and Citibank NA as of 24 October 1995as amended from time to time or any other American depository receipts arrangement sponsored by the Company

"Company" or "WPP"              WPP Group plc

"Board" or "Directors"          the directors of WPP from time to time

"Compensation Committee" or     the compensation committee of the Company
 "Committee"                    established by the Board of Directors of the
                                Company currently comprising Stanley Morten,
                                Philip Lader and Christopher MacKenzie, all being directors of the Company

"Extraordinary General          the extraordinary general meeting of the Company
 Meeting" or "EGM"              convened for 11.30 a.m. on 7 April 2004 at The
                                Savoy Hotel, The Strand, London WC2 notice of which is set out on page 16 of this document

"Group"                         WPP Group plc and its subsidiaries

"Executive Directors"           Sir Martin Sorrell, Paul Richardson, Beth
                                Axelrod and Howard Paster

"Independent Board"             the directors of the Company, other than the
                                Executive Directors

"JMS"                           J.M.S. Financial Services Limited

"Listing Rules"                 the listing rules of the United Kingdom Listing
                                Authority, a division of the Financial Services
                                Authority

"Original LEAP"                 the WPP Group plc Leadership Equity Acquisition
                                Plan adopted by the Company by resolution of the share owners on 2 September 1999 (including the sub-plans created by the appendices thereto)

"Renewed LEAP"                  the proposed WPP Group plc 2004 Leadership
                                Equity Acquisition Plan

"UK"                            United Kingdom

"US"                            United States

"UK Agreement"                  the agreement dated 14 July 2001 made between
                                the Company and JMS under which Sir Martin
                                Sorrell currently provides his services outside the US

"US Agreement"                  the agreement dated 14 May 2001 made between WPP
                                Group USA, Inc. and Sir Martin Sorrell under which Sir Martin currently provides his Services within the US

"WPP Shares"                    ordinary shares in the capital of the Company
                                and includes ADRs

NOTE: In calculating the costs and individual entitlements under Renewed LEAP an exchange rate of (pound)1:US$ 1.7950 has been used, being the exchange rate as at 15 March 2004, the latest practicable date prior to the printing of this document.

                                     PART 1
                    Letter from the Chairman of WPP Group plc

                                  WPP Group plc
       (Incorporated in England and Wales with registered number 01003653)


Directors:                                                    Registered office:
Philip Lader* (Chairman)                              Pennypot Industrial Estate
Beth Axelrod                                                               Hythe
Jeremy Bullmore*                                                            Kent
Esther Dyson*                                                           CT21 6PE
John Jackson*
Michael Jordan*
David Komansky*
Christopher Mackenzie*
Stanley Morten*
Koichiro Naganuma*
Howard Paster
John Quelch*
Paul Richardson
Sir Martin Sorrell
(*non-executive directors)

                                                                   22 March 2004

To: All Share Owners

Dear Share Owner


           PROPOSED RENEWAL OF THE LEADERSHIP EQUITY ACQUISITION PLAN

Introduction

The purpose of this letter is to explain why the Independent Board, with the recommendation of its Compensation Committee, believes that Original LEAP should be renewed and to seek share owners' approval for this at an Extraordinary General Meeting of the Company to be held on 7 April 2004.

Original LEAP was introduced by the Company in 1999 as a means of rectifying what your Board then perceived to be a gap in the remuneration arrangements that the Company had available to it to reward and incentivise the Group's senior executives, including executive directors.

The performance period for most of the awards under Original LEAP has now been completed. However, the Compensation Committee continues to believe that certain senior executives should participate in remuneration structures which align their interests closely with those of share owners. The Compensation Committee believes that this is most effectively achieved where reward opportunities are linked to requirements for significant levels of capital investment.

Original LEAP was structured to address these concerns. In particular it was intended to reward performance which was superior to that of WPP's peer companies and to create strong shared interests with share owners through significant executive share ownership. Original LEAP was designed to ensure that the most senior executives in the Group would earn appropriate rewards for superior performance as well as requiring a commitment by participants to hold a significant value of WPP Shares over a five-year period. Original LEAP was, however, created on the basis that no further offers of participation would be made to executives after 2 September 2004 and Original LEAP is therefore effectively coming to the end of its life, save in relation to existing awards most of which mature in 2004.

The performance of WPP was measured relative to a group of 15 comparator companies (including WPP) and at the end of the performance period for most awards under Original LEAP, WPP's total shareholder return ("TSR") ranked 6th in that group. This has resulted in a matching award of 3 shares (subject to any pro-rata reduction, for example to take account of participants who have ceased to be employed by the Group) for every investment share committed under Original LEAP, if the participants satisfy those ongoing requirements of Original LEAP for the remainder of the investment period ending in September 2004 (for example, the requirement to continue to hold the Investment Shares). The matching award of 3 shares represents 60 per cent. of the maximum achievable award under Original LEAP. In the 1999 - 2003 performance period for Original LEAP, WPP was the ninth best performing company in the FTSE 100, measured by total shareholder return.(1)

The Compensation Committee firmly believes that the principles which formed the basis of Original LEAP of a requirement for significant personal capital investment in WPP Shares by the Group's senior executives, timescales well beyond the normal incentive framework, stretching performance goals for maximum payment and the offer of superior reward opportunities for the most senior talent only to the extent that WPP share owners enjoy superior returns, remain principles of fundamental importance. The Compensation Committee also believes that the renewal of Original LEAP is necessary to retain these principles within the Group's remuneration policy. The Compensation Committee has also reflected on changes in best practice since the introduction of Original LEAP and has sought to ensure that Renewed LEAP will embrace these changes whilst retaining the core principles which were reflected in Original LEAP.

As an integral part of the Group's remuneration policy, it should also be noted that WPP has a comprehensive strategy on succession planning and talent management which is applied throughout the Group with a particular focus on the top 30 executives in the Group.


Renewed LEAP
In Renewed LEAP many of the principal features of Original LEAP will remain unchanged:

o participants will commit themselves to maintaining an investment in a significant number of WPP Shares ("Investment Shares") during a prescribed period; the investment period, which will be co-terminus with the performance period, is referred to collectively as the "I&P Period" and will, save as referred to below, be a five-year period;

o participants will earn matching shares ("Matching Shares") at the end of that prescribed period by reference to the achievement of stretching and demanding performance targets based on total shareholder return measured against the total shareholder returns for a chosen group of comparator communications services companies;

o each Investment Share will be capable of being matched by up to 5 Matching Shares if top levels of performance are achieved over the five-year I&P Period (subject to the reduced match of up to 4 Matching Shares which will be available for all executives for the initial four-year I&P Period referred to below);

o invitations to participate in Renewed LEAP and to make the substantial financial commitment that it requires will only be extended to those individuals who make a significant contribution to the overall performance of the Group; specifically, participation will be offered to executive directors and to those operating company executives whose contributions, in the opinion of the Committee, transcend their primary day to day roles;


-----
(1) Based on a 3 month averaging period comparing the 3 months prior to 1 January 1999 with the 3 month period ending on 31 December 2003.

o the Compensation Committee acknowledges that TSR may not always accurately reflect the true performance of the Company and so it has the discretion to vary the number of Matching Shares that will vest if, during an I&P Period, it determines that there have been exceptional circumstances; factors that the Committee will consider in its fairness review of any awards will include, but not be limited to, various measures of the Group's financial performance, such as growth in revenues and in earnings per share; and

o the time horizon of Renewed LEAP awards will continue to be longer than the conventional three year period typical for UK long term incentive plans.


Changes from Original LEAP
However there are a number of important changes to Original LEAP which are proposed by the Compensation Committee which will improve the effectiveness of Renewed LEAP and which conform with current best practice and increase alignment with share owners' interests. These changes include:

o phasing awards (except in the case of Sir Martin Sorrell in respect of his first proposed award under Renewed LEAP in 2004, further details of which are set out later in this letter) so that proportionate investment opportunities are offered on a regular basis (currently envisaged to operate as an annual cycle);

o refining the measure of performance by introducing a weighting mechanism to improve the relevance of the comparator group performance measure and encourage improved performance against key global competitors with multi-sector operations;

o replacing the 'stepped vesting schedule' in Original LEAP with a measure more sensitive to relative total shareholder return performance ("Pro-rata TSR");

o in the case of participants in Original LEAP, removing the guaranteed half share match whereby participants received a minimum guaranteed return of one Matching Share for every two Investment Shares held, but providing the Compensation Committee with a discretion to retain this feature for new participants to Renewed LEAP, as an incentive to investment, and as an important retention device; and

o simplifying the forms that awards can take, and given that all awards are intended to have a similar economic effect, in respect of certain awards that do not confer the right to dividends, delivering an appropriate proportion of the value through a dividend fund at the end of the I&P Period, based on the number of Matching Shares which vest at the end of the I&P Period (but not for those new participants receiving the guaranteed half share match).

The dividend fund allows the Compensation Committee to award further WPP Shares to represent the dividend entitlements which would have accrued on the actual number of Matching Shares which vest at the end of the I&P Period. The dividends which would have been payable to participants during the I&P Period (had the form of award been the conditional grant of shares at the time of the award) are then to be treated as having been reinvested in WPP Shares. Further details of this dividend fund are set out in Part 2 of this document.


Phased awards
Awards under Renewed LEAP are intended to be granted on an annual basis, capable of being offered in successive years so that proportionate investment opportunities are offered on a regular basis until the scheduled expiry date of Renewed LEAP in 2008.

Phasing of awards will provide a number of benefits: it will facilitate entry to Renewed LEAP for individuals who did not participate in Original LEAP, avoid situations where large payments are delivered in one year, and will be more sensitive to the performance of the Company relative to the comparator group due to the increased number of award periods providing more points of reference for comparisons.

Renewed LEAP will contain an overall limit on the value of Investment Shares that may be committed by a participant, under subsisting awards, of 400 per cent. of annual target earnings (typically target earnings represent between 150 per cent. and 200 per cent. of annual salary for those to whom invitations are likely to be extended), with the possible exception of Sir Martin Sorrell, details of whose proposed participation in Renewed LEAP are set out later in this letter.

To facilitate the transition from Original LEAP to an annual vesting plan, and to provide a meaningful incentive in the period immediately following September 2004, it is proposed that the first I&P Period under Renewed LEAP will end in December 2007 (i.e., a four-year period) while subsequent awards will have a five-year term. In relation to those first awards in 2004 the number of Matching Shares available for each Investment Share will, correspondingly, be reduced by one fifth.

More sensitive measures of performance
The Compensation Committee has very carefully considered the measure of performance that best demonstrates the long term and sustained creation of value for WPP's share owners.

The Committee considers that the principal measure in Renewed LEAP should continue to be total shareholder return (i.e., the growth in value of share owners' interests determined by the increase in WPP's share price combined with the value of re-invested dividends paid to share owners over the period), relative to that of WPP's competitors.

Incorporated into Renewed LEAP are various changes to the method of relating total shareholder return to vesting which the Compensation Committee believes improve the appropriateness of the total shareholder return measure by more accurately reflecting relative performance and relevance of comparator companies.

The Compensation Committee is concerned that an unweighted ranking of TSR against WPP's competitors does not recognise the differing business focuses and global exposure of these competitors nor the very wide range in their respective market capitalisations from over US$10,000 million at one extreme to under US$800 million at the other. The Compensation Committee wishes to improve the relevance of the comparator group performance measure and encourage improved performance against key competitors. The Compensation Committee has addressed the potential distortion that some of the less direct comparator group companies may cause by the application of a "Relevance Factor". The Relevance Factor is to be applied to the ranked TSR results to determine the level of vesting. It is proposed that the Relevance Factor be reviewed and, if appropriate, updated on an annual basis enabling new awards to be made based on the real comparability of each comparator company to WPP at the time the award is granted. The initial companies in the comparator group and the Relevance Factors applicable to them are set out in Part 2 of this document. As circumstances change over the life of Renewed LEAP the companies that make up the comparator group and the Relevance Factors that apply are likely to change. However, once an award has been made the make-up of the comparator group and the Relevance Factor will be fixed for that award.

In addition, the Compensation Committee considers that the traditional way of measuring TSR performance does not provide sufficient sensitivity to differences in relative performance. Under Original LEAP the ranking approach to measuring TSR fails to recognise that outperforming a competitor by 30 per cent. is better than outperforming it by 10 per cent., and vice versa. The vesting schedule to be used in Renewed LEAP has been refined to eliminate the step effect. The approach under Renewed LEAP measures the relative success of WPP based on the rank achieved as well as the extent of `out performance' of the next highest comparator company by interpolating the vesting percentage on a pro-rata basis from the TSR results achieved relative to the comparator group.

Costs of LEAP
Regardless of the manner in which LEAP awards are satisfied, as with Original LEAP, the full cost of shares subject to vesting awards will be charged to WPP's profit and loss account. It is proposed that, to optimise treasury flexibility, awards may be satisfied with shares acquired by WPP's ESOPs, by use of shares in treasury, or through the issue of new shares.

While the Independent Board will retain the flexibility to use newly issued shares for Renewed LEAP (subject to WPP's overall dilution limits) or by use of shares in treasury, it intends Renewed LEAP to be non-dilutive with awards primarily satisfied from WPP Shares held or acquired by the Company's ESOPs from time to time. The Independent Board will require that, if market purchased shares are to be used, sufficient shares to satisfy full vesting of all awards in any year are held or acquired by the relevant ESOPs at the time that awards are made to remove the uncertainty over any cash exposure.

By way of illustration, the first tranche of awards under Renewed LEAP in respect of 2004 is expected to result in an aggregate investment by some nineteen participants to an amount not exceeding (pound)8.5 million (including an investment of US$10 million by Sir Martin Sorrell). On this basis, were the full 4 times match to be achieved in respect of the 2004 awards, the total cost to be recognised over the 4 year vesting period would be in the region of some (pound)34 million, or approximately (pound)8.5 million per annum. For awards made in 2005 and subsequent years, each of which will have a 5 year vesting period, the annual investment for all participants (assuming a similar number of participants and, other than in respect of Sir Martin Sorrell, a similar level of award) is currently anticipated to be approximately (pound)3.9 million and, on the basis of the full 5 times match in respect of awards made after 2004, the total cost recognised in respect of awards made under Renewed LEAP in the years 2004 to 2008 is anticipated to be in the region of (pound)112.5 million, or (pound)12.5 million per annum (over the entire nine year life of the Plan). These calculations of potential costs are, of course, only estimates and the actual cost will ultimately depend on the number of participants, on the level of investment they are offered, and on relative TSR performance in each five-year period. However, as noted above based on relative TSR performance, the awards under Original LEAP were 60 per cent. of their maximum value. Nonetheless, the Compensation Committee considers that costs of these magnitudes would be reasonable relative to the Company's annual compensation expense, which was (pound)2,230 million for the year 2002, and relative to the superior TSR performance that such awards would require.


Sir Martin Sorrell, Group Chief Executive
Service Contract Period
Sir Martin currently provides his services to the Group outside the United States through JMS, whilst he is directly employed by WPP Group USA, Inc. in relation to the services he provides in the United States. Since 1994 Sir Martin's service agreement and the agreement between the Company and JMS have in each case been renewable on or before 1 September each year for a fixed period of three years. Thus on 1 September of any year the terms were in each case three years reducing to two years by the end of the following August. The two agreements were not, however, renewed prior to 1 September 2003 and it has been agreed with Sir Martin that they will not be renewed in September 2004 and consequently will expire on 31 August 2005.

The agreements relating to Sir Martin currently provide for the payment of two times salary, target bonus and pension to be made by the Group in the event of a change of control or wrongful termination of those agreements by the Company.

It has also been decided that JMS should continue to provide Sir Martin's services outside the United States until March 2005. After that date it is anticipated that Sir Martin will provide his services to WPP outside the United States through an executive service agreement again expiring on 31 August 2005. Sir Martin's notice period after 31 August 2005 will not be in excess of 12 months and any liquidated damages provision will be consistent with this principle.


Participation in Renewed LEAP
The aggregate value of Investment Shares that may be committed to Renewed LEAP over the five year period by Sir Martin may exceed 400 per cent. of his target earnings (400 per cent. of target earnings would be US$12 million). It is proposed to invite Sir Martin to make an initial investment of US$10 million in respect of the award to be made in 2004, which is the same amount of investment he made in Original LEAP. These investments are in addition to those he made in 1994 under the Capital Investment Plan and the Notional Share Award Plan. It is further proposed that, at the discretion of the Compensation Committee, Sir Martin may be invited to participate in subsequent awards on the basis that not more than US$2 million may be committed in respect of any annual award that may be made in 2005 or thereafter.

Competitive positioning of Sir Martin Sorrell's arrangements
The Compensation Committee carefully considers the market positioning of Sir Martin's remuneration as Chief Executive on a regular basis. In doing this, it has used three separate reference points:

o the annualised remuneration opportunity available for the most senior executive position in the Company's two closest comparators, Omnicom and Interpublic Group ("IPG");

o remuneration opportunities in companies of comparable size and complexity in the UK FTSE 350 index; and

o    public companies of comparable size in the United States.

In making its assessments, the Committee takes into account the overall value of the opportunities that packages represent, including salary, benefits (such as post-retirement entitlements), short and long term incentives and share ownership requirements. The Committee also takes into account the proportions of total compensation that are fixed and those which are variable because they are subject to various conditions, including performance and, in the case of stock options at IPG and Omnicom, the future prices of their stocks.

On the basis of its most recent assessment, for 2003/2004, Sir Martin's basic salary falls within a range that the Committee considers to be competitive against the reference points set by Omnicom and IPG and the FTSE 350. This is also the case for the total cash opportunity (i.e., including annual bonus). Excluding the value of Renewed LEAP, total compensation (including the annualised value of long term incentives) and total remuneration (adding post-retirement entitlements) is competitive with the UK FTSE 350 reference point, but significantly below the reference point set by IPG and Omnicom, the companies most comparable to WPP. The gap is narrowed by the addition of Renewed LEAP, although the Committee's understanding is that neither IPG nor Omnicom link long term incentive opportunities to such significant stock ownership requirements as the Committee has required for Renewed LEAP. Assuming the value of his Original LEAP award at the time it vests on 2 September 2004, will be approximately the same as its value based on WPP's recent stock price, Sir Martin's overall compensation for the five-year period of Original LEAP is considered by the Compensation Committee to be appropriate and reasonable based on the reference points which apply to that period.

The Compensation Committee considers that caution should be exercised in any analysis of the current value of Sir Martin's outstanding awards. Currently, Sir Martin continues to defer significant awards, such as the Notional Share Award Plan and the Capital Investment Plan, earned in periods beginning in 1993 and exercisable in 1999. Accordingly, the current value of these awards may include significant appreciation in their value since the time at which they could have been exercised. Changes in exchange rates over time can also result in significant distortions. The Committee has welcomed Sir Martin's decision to accumulate this substantial direct interest and believes that such a strong commitment to ownership of the Company's shares by its most senior executive is highly constructive. Share owners are also reminded that the cost to the Company of shares awarded to Sir Martin over time is substantially less than their current value, since most of those shares were acquired at the beginning of the various performance periods.

Summary of Renewed LEAP
Share owners are referred to Part 2 of this document which contains a full summary of the principal terms of Renewed LEAP.

Action to be taken
If you are unable to attend the Extraordinary General Meeting a proxy card is enclosed with this document. Whether or not you intend to be present you are requested to complete and return the form of proxy as soon as possible and in any event the form of proxy should reach Computershare Investor Services PLC, P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA not later than 48 hours before the time appointed for the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting if you wish.

General Information
Copies of the draft rules of Renewed LEAP, the rules of Original LEAP, the UK Agreement, the US Agreement and the memorandum and articles of association of the Company are available for inspection from today's date at the registered office of the Company and at the offices of Hammonds Solicitors, 7 Devonshire Square, Cutlers Gardens, London EC2M 4YH (reference Simon Gordon and Carolyn
Bell) during normal business hours on any weekdays (Saturdays, Sundays and Public Bank holidays excepted) up to and including 7 April 2004. These documents will also be available for inspection at, and not less than fifteen minutes prior to, the Extraordinary General Meeting.

Recommendation
The Executive Directors of the Company are interested in Renewed LEAP and have therefore taken no part in the decisions of the Independent Board leading to the proposed adoption of Renewed LEAP. The Independent Board, with the recommendation of the Compensation Committee, considers that Renewed LEAP is in the best interests of the Company and the share owners generally and recommend you to vote in favour of the resolution proposed at the Extraordinary General Meeting as they intend to do so in respect of their own beneficial shareholdings comprising approximately 0.01 per cent. of the issued share capital of the Company.

Yours faithfully


  /s/ Philip Lader
Philip Lader Chairman

                                     PART 2

                 Summary of the principal terms of Renewed LEAP

Participation
The Compensation Committee will select participants including executive directors and senior executives in the major operating companies. It is currently anticipated that some 19 executives will be invited to participate in Renewed LEAP in respect of 2004 although the number is expected to vary in the future as it has in the past with Original LEAP. Employees within two years of their anticipated retirement date may only participate in exceptional circumstances.

Offers of participation
Participation in Renewed LEAP may be offered within the period of 42 days following the approval of Renewed LEAP by share owners. Thereafter participation will only be offered during the period of 42 days commencing on the day on which the Company releases its results for any financial period, save that in respect of a new employee, participation may also be offered at the time of commencement of that person's employment. The Compensation Committee will determine participation from year to year.

Investment Shares
In order to participate in Renewed LEAP and to be eligible to receive an award a participant must within the relevant period provided in the rules of Renewed LEAP, agree to commit WPP Shares (and then actually commit them) for investment under the terms of Renewed LEAP. The commitment of Investment Shares must be completed on or before the relevant commitment date and in any event normally, subject to certain exceptions, not later than 30 June in any year. Participants must remain interested in the Investment Shares to the end of the I&P Period (which, save as referred to below, will be a five-year period) in order to qualify for Matching Shares.

The maximum value of Investment Shares which a participant may commit in aggregate over all awards for which the relevant I&P Period has not expired is 400 per cent. of annual target earnings (salary plus target annual bonus) save in the case of Sir Martin Sorrell whose maximum value of Investment Shares will not exceed US$18 million of which it is proposed that US$10 million will be committed in 2004. The Compensation Committee may prescribe individual limits in respect of any individual award in any year.

For participants who did not participate in Original LEAP, at least one third of a participant's Investment Shares to be committed in respect of the first tranche of Investment Shares to be committed by them must be satisfied by WPP Shares which have not been derived from employee incentives (other than market value options) previously granted to the participant unless the Compensation Committee otherwise determines.

Investment Shares will be held under arrangements approved by the Compensation Committee.


Matching Shares
The Compensation Committee will make Matching Shares available to participants who commit Investment Shares to Renewed LEAP.

For each Investment Share committed to Renewed LEAP the participant may earn up to 5 Matching Shares, if the performance conditions are fully satisfied over the I&P Period.

In relation to the first awards under Renewed LEAP in 2004, awards will require the satisfaction of the performance conditions and for the Investment Shares to be held over a four-year I&P period. The number of Matching Shares which may be earned in respect of awards made during 2004 will be a maximum of 4 Matching Shares for each Investment Share committed (the Matching Shares in the vesting table for I&P Periods commencing in 2004 as set out on page 13 have been correspondingly reduced by one-fifth).

The number of Matching Shares which vest, calculated on the basis described below and dependent on the extent to which the performance conditions are satisfied over the I&P period and on a fairness review by the Compensation Committee, will be made available by no later than 31 March in the year following the end of the I&P Period unless the Company is prohibited from satisfying the award on that date in which case the vesting date will be the first business day when the Company is no longer prohibited from satisfying the award, and provided also that the participant continues to be employed by the Group at the date of vesting.


Performance Conditions
The number of Matching Shares to which a participant may become entitled will depend on the satisfaction of such performance condition or conditions as the Compensation Committee shall from time to time determine. In the absence of any other specific determination by the Compensation Committee the performance condition comprises the performance of the Company measured over 5 financial years (4 in the case of initial awards made during 2004) commencing with the financial year in which the Investment Shares are committed. Unless the Compensation Committee otherwise determines, the performance condition set out in Renewed LEAP compares the Company's weighted total shareholder return (being share price appreciation combined with the value of reinvested dividends multiplied by an adjustment being the "Relevance Factor" described below) with those of a group of comparator companies.

The Compensation Committee acknowledge that TSR may not always accurately reflect the true performance of the Company and so it has the discretion to vary the number of Matching Shares that will vest if, during an I&P Period, it determines that there have been exceptional circumstances; factors that the Committee will consider in its fairness review of any awards will include, but are not limited to, various measures of the Group's financial performance, such as growth in revenues and in earnings per share.


Total Shareholder Return
The extent to which awards made to participants will vest at the end of the I&P Period depends upon the total shareholder return of WPP when ranked against the total shareholder returns for a chosen group of comparator companies. Initially, 14 comparator communications services companies, including WPP, (the "comparator group") have been selected. The companies within the group may be different in relation to future awards and the comparator group will be reviewed annually. To ensure that the Company's performance is most closely compared to those companies in the comparator group which are most similar to the Company, the Compensation Committee has concluded that a Relevance Factor will be applied to the comparator group. Those companies in the comparator group which the Compensation Committee considers are the most directly comparable to WPP will be allocated the greatest Relevance Factor.

Each of the companies in the comparator group will be compared to the Company under the following heads: market capitalisation, geographic spread of business and diversity of business streams within the comparator group company. A factor of 0.5, 0.75 or 1 will be applied for each heading depending on how comparable to WPP the relevant competitor company is considered to be (measured against objective benchmarks) with 1 representing the most comparable and 0.5 representing the least comparable. The factors determined for each comparator group company will then be aggregated to produce the Relevance Factor. Unless otherwise determined by the Compensation Committee the Company will have a Relevance Factor of 3. A comparator group company which is most comparable to the Company will have a Relevance Factor of 3 and those least comparable will have a Relevance Factor of 1.5. Relevance Factors for the comparator group will be reviewed annually (although not so as to affect awards already granted) and for awards made in respect of 2004 shall, unless determined by the Compensation Committee, be as follows:

Relevance Factors Table

                                        Relevance Score by Criteria
                                              (0.5 / 0.75 / 1)
                       -----------------------------------------------
                       Market Cap       International   Business       Relevance
Company              (December 03)           Exposure        Mix          Factor
Omnicom                        1                  1               1            3
WPP                            1                  1               1            3
Interpublic                    1                  1               1            3
Publicis                       1                  1               1            3
Grey Advertising             0.5                  1               1          2.5
Havas                        0.5                  1               1          2.5
VNU                            1                  1             0.5          2.5
Dentsu                         1                0.5             0.5            2
Gfk                          0.5                  1             0.5            2
Taylor Nelson Sofres         0.5                  1             0.5            2
Ipsos                        0.5                0.5             0.5          1.5
Aegis                        0.5                0.5             0.5          1.5
Arbitron                     0.5                0.5             0.5          1.5
Digitas                      0.5                0.5             0.5          1.5

At the end of the I&P Period the total shareholder return of the Company and each of the comparator group companies will be calculated and multiplied by the Relevance Factor of the Company or the relevant comparator group company as appropriate to calculate a relevance-adjusted total shareholder return for the Company and each of the comparator group companies. As a result the comparator group company with the highest relevance-adjusted total shareholder return will be ranked first in the table.

The number of Matching Shares which will vest to a participant will depend on the relevance-adjusted total shareholder return achieved by the Company over the I&P Period relative to the comparator group. In order to achieve vesting of Matching Shares at the maximum level the Company must rank at least equal to the company ranked second over the I&P Period relative to the comparator group. If the Company's relevance-adjusted total shareholder return is equal to the median of the comparator group, participants will become entitled, at the end of the I&P Period, to one and a half shares per Investment Share. No Matching Shares will vest for relevance-adjusted performance below median except for participants who did not receive awards under Original LEAP who at the discretion of the Compensation Committee will remain entitled to one Matching Share for every two Investment Shares, as an incentive to investment and as a retention device.

On the basis of WPP's relevance-adjusted total shareholder return the matching factor shall be determined by the following vesting table:

Vesting Table

                                                Factors (F)
                                         ---------------------------------------
                                        I&P Periods             I&P Periods
                                        Commencing              Commencing
                                        in 2004                 after 2004
WPP Rank within comparator group

1st                                             4                     5
2nd                                             4                     5
3rd                                           3.6                   4.5
4th                                           2.8                   3.5
5th                                             2                   2.5
6th                                           1.6                   2.0
7th                                           1.2                   1.5
Lower than 7th                                Nil(2)                Nil(2)

-----
(2) subject to the entitlement of new participants to one Matching Share for every two Investment Shares as referred to above

The Compensation Committee shall have the discretion to adjust the relevance factors table set out above to take into account changes in the comparator group in respect of awards made after 2004.

If the Company's relevance-adjusted total shareholder return is not equal to the relevance-adjusted total shareholder return of a comparator company in the relevance factor table but is above the median ranked comparator company and below the second ranked comparator then the vesting of Matching Shares at the end of the I&P Period operates on the actual extent of WPP's `out-performance' relative to the next highest and lowest comparator group companies.

Vesting of Awards
The manner in which an award is satisfied when it vests depends on the form of the particular award which shall be at the discretion of the Compensation Committee. Awards will normally be satisfied by the issue or transfer to the participant of or the release of restrictions relating to the number of WPP Shares in respect of which the award has vested in the participant or, in the case of ADRs to the depository, from one of the Company's employee share ownership plans.

Awards are personal to each participant and cannot be transferred except to the participant's close family or family interests. The value of Matching Shares is not pensionable.

To facilitate a degree of equalisation of the economic value of the different forms in which an award of Matching Shares may be made, in the event that the Matching Shares are satisfied in a form which does not confer on the participants the right to receive dividends on the number of Matching Shares which vest at the end of the I&P Period the Compensation Committee may provide that participants who were also participants in Original LEAP will be entitled to receive an issue or transfer at the end of the I&P Period of that number of WPP Shares which could have been purchased if the dividends which would have been paid on an award in the form of actual WPP Shares had been reinvested in WPP Shares on the respective payment dates of the dividends which are paid during the I&P Period. Participants who were not participants in Original LEAP may at the discretion of the Compensation Committee receive a minimum guaranteed return of one Matching Share for every two Investment Shares held but where this is the case, regardless of the form of award, such a participant shall not be entitled to any dividend equivalent.

Termination of Employment
If, during an I&P Period but after at least 12 months of the commencement of any I&P Period, a participant ceases to be employed by the Group in circumstances where he is deemed to be a "Good Leaver", (as defined in the rules of Renewed LEAP which includes, for example, retirement on or after normal retirement age or through permanent disability or serious long term illness) the number of Matching Shares which is capable of vesting for each I&P Period (depending on the extent to which the performance conditions are satisfied at the end of the I&P Period) shall be reduced proportionately based on the part of the I&P Period that the participant remained in employment. The award will lapse altogether if the participant does not retain all of his Investment Shares until the end of the I&P Period unless the Compensation Committee decides otherwise, for example, in the event of death or serious long term illness. If a participant's employment is terminated for cause or he is otherwise deemed to be a "Bad Leaver" (as defined in the rules of Renewed LEAP) before an award vests, the award will lapse, except to the extent that the Compensation Committee decides otherwise.

Variation of capital
In the event of a variation of capital the terms of awards and the terms on which Investment Shares have been committed to Renewed LEAP may be adjusted in such manner as the Compensation Committee considers appropriate. Such adjustments only have effect where the auditors (or other independent financial advisers) of the Company confirm that, in their opinion, the adjustments are fair and reasonable.

Change of control
Following a change of control of the Company as a result of a take-over offer or if a court sanctions a compromise or arrangement under section 425 of the Companies Act 1985 or a resolution is passed for the voluntary winding-up of the Company, the number of Matching Shares that may vest will depend on the extent to which the performance condition is satisfied up to the date of the event.

Duration
Save with the consent of the Company's share owners in general meeting no awards may be granted under Renewed LEAP after the fifth anniversary of the approval of Renewed LEAP by share owners.

Maximum number of shares
In accordance with previous undertakings given by the Company to the Association of British Insurers, prior to 31 December 2006 the Company will not satisfy awards under the Plan by the issue of new WPP Shares which would, when aggregated with the other options or awards granted or made by the Company in the 10 years prior to the grant of the award being considered, result in the number of WPP Shares which are required to be newly issued to satisfy those options and awards exceeding an average over that 10 year period of 10 per cent. of the issued ordinary share capital of the Company.

In addition, (but again prior to 31 December 2006) the Company will not satisfy awards under the Plan by the issue of new WPP Shares which would, when aggregated with the other options or awards granted by the Company in the 10 years prior to the grant of the award being considered, result in the number of WPP Shares which are required to be newly issued to satisfy those options and awards exceeding 13 per cent. of the issued ordinary share capital of the Company on the date that such award under the Plan is to be granted.

After 31 December 2006, the Compensation Committee shall determine such limits on the issue of new WPP Shares to satisfy the awards under the Plan as they consider appropriate but having regard to all relevant institutional guidelines in existence at that time.

Amendment
The Compensation Committee may alter or add to all or any of the provisions of Renewed LEAP or the terms of all or any awards made under it provided that, without limitation of the right of the Compensation Committee to vary the number of Matching Shares to reflect the result of the fairness review (as referred to earlier), no alteration to the advantage of participants may be made without the prior approval of the share owners in general meeting other than in the case of any minor amendment to benefit the administration of Renewed LEAP, or as may be required to take account of a change of legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or the Group.

                                    APPENDIX
                     NOTICE OF EXTRAORDINARY GENERAL MEETING


                                  WPP Group plc
       (Incorporated in England and Wales with registered number 01003653)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of WPP Group plc (the "Company") will be held at The Savoy Hotel, The Strand, London WC2 at 11.30 a.m. on 7 April 2004 for the purposes of considering and, if thought fit, passing the following resolution which shall be proposed as an ordinary resolution:

                              ORDINARY RESOLUTION
THAT the WPP Group plc 2004 Leadership Equity Acquisition Plan ("2004 LEAP") in the form set out in the draft rules produced to the meeting and for the purposes of identification signed by the Company Secretary, the principal terms of which are summarised in the document sent to share owners dated 22 March 2004 of which the notice convening this meeting forms part, be and it is hereby approved and that the board of directors of the Company acting through its Compensation
Committee be and is hereby authorised to make such amendments to the rules relating to 2004 LEAP and to do all such acts and things which it may consider necessary or expedient for the purposes of carrying 2004 LEAP into effect including, without limitation, to make amendments and modifications that are required in order to take account of laws and regulations in overseas jurisdictions which enable non-UK resident employees to participate in 2004 LEAP in a beneficial manner including without limitation the establishment of separate plans in different jurisdictions replicating in all substantial respects the provisions of 2004 LEAP.

Registered  Office                                         By Order of the Board
Pennypot  Industrial Estate                                          Marie Capes
Hythe                                                          Company Secretary
Kent
CT21 6PE 22
                                                                      March 2004

Notes:

1. Only share owners whose names appear on the register of members of the Company at 11.30 a.m. on 5 April 2004 shall be entitled to attend the extraordinary general meeting either in person or by proxy and the number of ordinary shares then registered in their respective names shall determine the number of votes such persons are entitled to cast at the meeting.
2. A share owner entitled to attend and vote at the meeting may appoint one or more proxies to attend and on a poll, vote instead of him. A proxy need not be a share owner of the Company.
3. To be valid, the enclosed form of proxy, together with any power of attorney or other such instrument (if any) under which it is signed or a notarially certified copy or office copy of such power of attorney or authority, must be deposited at the offices of the Company's registrars, Computershare Investor Services PLC, P.O. Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA not less than 48 hours before the time appointed for the holding of the meeting.
4. Completion and return of the form of proxy does not preclude a share owner from attending and voting at the meeting in person instead of your proxy, if you wish to do so.
5. Copies of the following documents are available for inspection during normal business hours at the registered office of the Company and at the offices of Hammonds Solicitors, 7 Devonshire Square, Cutlers Gardens, London EC2M 4YH (reference Simon Gordon and Carolyn Bell) during normal business hours on any weekday (Saturdays, Sundays and Bank Holidays excepted) and at the place of the meeting from 11.15 a.m. until the close of the meeting:
     (i) the draft Rules of the WPP Group plc 2004 Leadership Equity Acquisition Plan;
     (ii) the rules of the Leadership Equity Acquisition Plan adopted by the Company by resolution of shareholders on 2 September 1999;
     (iii)the UK Agreement;
     (iv) the US Agreement;
     (v)  the Memorandum and Articles of Association of the Company.